# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RESOURCES CONNECTION, INC., CIK 0001084765
CUSIP: 76122Q105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 15950 NORTH DALLAS PARKWAY, SUITE 330, DALLAS, Texas (TX), 75248
Date of event which requires filing of this statement: 08/20/2025
Filed by CIK 0001588273
Persons authorized to receive notices and communications: Jad Fakhry, 330 Primrose Road, Suite 400, Burlingame, California (CA), 94010, 650-239-9049

## Reporting persons
- Poplar Point Capital Management LLC (CIK 0001588273): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,867,345; sole dispositive power 0; shared dispositive power 1,867,345; aggregate amount beneficially owned 1,867,345 (5.6% of the class)
- Poplar Point Capital Partners LP (CIK 0001588289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,867,345; sole dispositive power 0; shared dispositive power 1,867,345; aggregate amount beneficially owned 1,867,345 (5.6% of the class)
- Poplar Point Capital GP LLC (CIK 0001588288): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,867,345; sole dispositive power 0; shared dispositive power 1,867,345; aggregate amount beneficially owned 1,867,345 (5.6% of the class)
- Jad Fakhry (CIK 0001588217): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,867,345; sole dispositive power 0; shared dispositive power 1,867,345; aggregate amount beneficially owned 1,867,345 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: RESOURCES CONNECTION, INC.
Address of issuer's principal executive offices: 15950 NORTH DALLAS PARKWAY, SUITE 330, DALLAS, Texas (TX), 75248
Comment: The securities to which this statement on Schedule 13D (this 'Statement') relates are the shares with par value of $0.01 per share for Resources Connection, Inc. The address of the principal executive office of the Issuer is 15950 North Dallas Parkway, Suite 330, Dallas, TX, 75248.

## Item 2. Identity and Background
Name of person filing:
(i) Poplar Point Capital Management LLC ("Poplar Point"), is a Delaware corporation, who serves as the investment adviser to Poplar Point Capital Partners LP);

(ii) Poplar Point Capital Partners LP is a Delaware limited partnership;

(iii) Poplar Point Capital GP LLC is a Delaware corporation;

(iv) Jad Fakhry ("Mr. Fakhry") serves as the Mananger for Poplar Point.

Poplar Point, Poplar Point Capital Partners LP, Poplar Point Capital GP LLC, and Mr. Fakhry are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

330 Primrose Road, Suite 400
Burlingame, CA 94010
Present principal occupation or employment:
The principal business of each Poplar Point, Poplar Point Capital Partners LP, and Poplar Point Capital GP LLC is investing securities.

The principal occupation of Mr. Fakhry is serving as the Manager of Poplar Point.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Poplar Point is a Delaware corporation.
Poplar Point Capital Partners LP is a Delaware limited partnership.
Poplar Point Capital GP LLC is a Delaware corporation.
Mr. Fakhry is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PPCM directly holds 1,867,345 shares of Common Stock. Consideration for these assets came from working capital of PPCM.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. Given the Reporting Persons' ownership percentage of the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of control. The Reporting Persons have had constructive discussions with Management and the Board around a significant reduction in the Issuer's corporate overhead expenses and potential divestitures of non-core assets.

At this time, the Reporting Persons do not have the specific intent to make changes to the Board. The Reporting Person did recommend Filip Gyde to the Board of RGP and he joined the Board as announced by the company after Filip went through the company's standard and thorough director evaluation process, which was conducted independent of the Reporting Persons by the Issuer's Nominating committee.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) PPCM
1,867,345
5.60%

(ii) PPCP
1,867,345
5.60%

(iii) PPCGP
1,867,345
5.60%

(iv) Jad Fakhry
1,867,345
5.60%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) PPCM
Sole Voting Power - 0
Shared Voting Power - 1,867,345
Sole Dispositive Power - 0
Shared Dispositive Power - 1,867,345

(ii) PPCP
Sole Voting Power - 0
Shared Voting Power - 1,867,345
Sole Dispositive Power - 0
Shared Dispositive Power - 1,867,345

(iii) PPCGP
Sole Voting Power - 0
Shared Voting Power - 1,867,345
Sole Dispositive Power - 0
Shared Dispositive Power - 1,867,345

(iv) Jad Fakhry
Sole Voting Power - 0
Shared Voting Power - 1,867,345
Sole Dispositive Power - 0
Shared Dispositive Power - 1,867,345
Transactions in the class effected during the past sixty days:
In the past 60 days, the following transactions were effected by the Reporting Persons, in normal course of business:
Fund:
06/30/2025 - Purchased 1,994 shares at a price of $5.36
07/02/2025 - Purchased 5,000 shares at a price of $5.90
07/29/2025 - Purchased 5,700 shares at a price of $5.19
08/04/2025 - Purchased 18,000 shares at a price of $4.82
08/05/2025 - Purchased 15,214 shares at a price of $4.65
08/11/2025 - Purchased 12,000 shares at a price of $4.64
08/15/2025 - Purchased 30,000 shares at a price of $4.56
08/20/2025 - Purchased 5,700 shares at a price of $4.71

SMA:
06/27/2025 - Purchased 1,505 shares at a price of $5.39
07/02/2025 - Purchased 5,751 shares at a price of $5.90
07/11/2025 - Purchased 6,159 shares at a price of $5.61
07/14/2025 - Purchased 3,589 shares at a price of $5.48
07/28/2025 - Purchased 4,300 shares at a price of $5.22
08/01/2025 - Purchased 12,000 shares at a price of $4.84
08/04/2025 - Purchased 10,142 shares at a price of $4.67
08/05/2025 - Purchased 2,765 shares at a price of $4.65
08/06/2025 - Purchased 5,315 shares at a price of $4.69
08/07/2025 - Purchased 19,920 shares at a price of $4.67
08/08/2025 - Purchased 3,651 and 8,000 shares at a price of $4.57 and $4.66, respectively
08/11/2025 - Purchased 4,887 shares at a price of $4.54
08/19/2025 - Purchased 4,300 shares at a price of $4.73
Other persons with the right to receive dividends or sale proceeds:
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the
Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
JOINT FILING AGREEMENT The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated this 21st day of August, 2025

POPLAR POINT CAPITAL MANAGEMENT LLC
By: /s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP
By: Poplar Point Capital GP LLC its General Partner
By: /s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC
By: /s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual

## Signatures
- Poplar Point Capital Management LLC: /s/ Jad Fakhry, Jad Fakhry, Manager (08/21/2025)
- Poplar Point Capital Partners LP: /s/ Jad Fakhry, Jad Fakhry, Manager (08/21/2025)
- Poplar Point Capital GP LLC: /s/ Jad Fakhry, Jad Fakhry, Manager (08/21/2025)
- Jad Fakhry: /s/ Jad Fakhry, Jad Fakhry (08/21/2025)